SCHNEIDER WEINBERGER & BEILLY LLP

2200 Corporate Boulevard, N.W.

Suite 210

Boca Raton, Florida 33431

telephone (561) 362-9595

telecopier (561) 362-9612

jim@swblaw.net

October 7, 2008

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C 20549

Re:	Sunwin International Neutraceuticals, Inc. (the “Company”)

Item 4.02 Form 8-K

Filed September 23, 2008

File No. 033-10456

Attention:	Tabatha Akins, Staff Accountant

Ladies and Gentlemen:

This firm represents the Company in connection with the above-captioned filing. The Company is in receipt of the staff’s letter of comment dated September 24, 2008 on such filing. Following are the Company’s responses to such comments.

Item 4.02(a) Form 8-K filed September 12, 2008

1.	Your disclosures reference Amendment Number One to the Form 10-K, filed on September 15, 2008. Please revise your disclosure to reflect Amendment Number Three to Form 10-K filed on September 23, 2008

RESPONSE: As we have orally advised Ms. Akins, Amendment No. 3 to the Company’s 10-K did not contain any disclosure for Item 9A.(T) Controls and Procedures. Accordingly, based on our discussion with Ms. Akins, the Company has concurrently filed Amendment No. 4 to its Form 10-K for the fiscal year ended April 30, 2008 which contains all changes made in Amendments No. 1, 2 and 3 and updated language within Item 9A.(T) to reference Amendment No. 4. The Company has also filed Amendment No. 2 to the Form 8-K/A which has been revised to reference Amendment No. 4 to the Company’s 10-K in response to the staff’s comment.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing sufficiently responds to the staff’s comments.

Sincerely,

/s/ James M. Schneider

James M. Schneider

cc:	Ms. Dongdong Lin